QuickLinks -- Click here to rapidly navigate through this document

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Main Street Trust, Inc.
 (Name of Subject Company (Issuer))

Main Street Trust, Inc.
(Name of Filing Person, the Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

560362105
(CUSIP Number of Class of Securities)

Van A. Dukeman
President and Chief Executive Officer
Main Street Trust, Inc.
100 West University Avenue
Champaign, Illinois 61820
(217) 351-6500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with a copy to:
 John E. Freechack, Esq.
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$27,600,000	$2,539.20

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,200,000 shares of common stock of Main Street Trust, Inc. at the tender offer purchase price of $23.00 per share in cash.

[
]    Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Form or Registration Number: N/A
Filing Party: N/A	Date Filed: N/A
[
]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[
]    third party tender offer subject to Rule 14d-1.
[X]
issuer tender offer subject to Rule 13e-4.
[
]    going private transaction subject to Rule 13e-3.
[
]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

        This Tender Offer Statement on Schedule TO relates to the issuer tender offer of Main Street Trust, Inc., an Illinois corporation, to purchase up to 1,200,000 shares of its common stock, $0.01 par value per share. Main Street Trust is offering to purchase these shares at a price of $23.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase, filed herewith as Exhibit 1, is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

        The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

  (a)
  The name of the subject company is Main Street Trust, Inc. The address and telephone number of its principal executive offices are: 100 West University Avenue, Champaign, Illinois 61820, (217) 351-6500.

  (b)
  The subject securities are common stock, $0.01 par value, of Main Street Trust, Inc. The number of shares of the subject securities outstanding as of April 16, 2002, is 11,192,040.

  (c)
  Information about the trading market and price of the subject securities under "Section 8. Share, Trading Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

  (a)
  The name, business address and telephone number of Main Street Trust, Inc., the person filing this Schedule TO, are set forth in Item 2(a) above, which information is incorporated herein by reference. Main Street Trust, Inc. is the subject company.

  The name and business address of each director and executive officer of Main Street Trust, Inc. are listed below:

Directors

David J. Downey Director of Main Street Trust 100 West University Avenue Champaign, Illinois 61820

Van A. Dukeman
Director, President and Chief
    Executive Officer of Main Street
    Trust; Director, Chairman of the
    Board and Chief Executive Officer
    of BankIllinois
100 West University Avenue
Champaign, Illinois 61820
Larry D. Haab Director of Main Street Trust 100 West University Avenue Champaign, Illinois 61820
Frederic L. Kenney Director of Main Street Trust 100 West University Avenue Champaign, Illinois 61820
Gregory B. Lykins Director and Chairman of the Board of Main Street Trust 100 West University Avenue Champaign, Illinois 61820
John W. Luttrell Director of Main Street Trust 100 West University Avenue Champaign, Illinois 61820
August C. Meyer Director of Main Street Trust 100 West University Avenue Champaign, Illinois 61820
Gene A. Salmon Director of Main Street Trust 100 West University Avenue Champaign, Illinois 61820
George T. Shapland Director of Main Street Trust 100 West University Avenue Champaign, Illinois 61820
Thomas G. Sloan Director of Main Street Trust 100 West University Avenue Champaign, Illinois 61820
Roy V. VanBuskirk Director of Main Street Trust 100 West University Avenue Champaign, Illinois 61820
Phillip C. Wise Director and Executive Vice President of Main Street Trust 100 West University Avenue Champaign, Illinois 61820
H. Gale Zacheis Director of Main Street Trust 100 West University Avenue Champaign, Illinois 61820

Executive Officer Who is Not a Director:

David B. White Executive Vice President, Treasurer and Chief Financial Officer of Main Street Trust 100 West University Avenue Champaign, Illinois 61820

Item 4. Terms of the Transaction.

(a)-(b)	Information about the terms of the transaction under "Summary Term Sheet," "Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration," "Section 2. Procedure for Tendering Shares," "Section 3. Purpose of the Offer; Certain Effects of the Offer," "Section 4. Withdrawal Rights," "Section 5. Purchase of Shares and Payment of the Purchase Price," "Section 6. Conditional Tender of Shares," "Section 7. Certain Conditions of the Offer," "Section 11. Source and Amount of Funds" "Section 13. Material Federal Income Tax Consequences," "Section 14. Effect of Offer on the Market for our Shares; Registration under the Securities Exchange Act of 1934," "Section 16. Cancellation, Extension, Termination and Amendment," and "Section 17. Fees and Expenses," of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

  (e)
  Information under "Section 9. Information about Main Street Trust" and "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)-(b)	The information about the purpose of the transaction under "Summary Term Sheet" and "Section 3. Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.
  (c)
  The information about plans or proposals under "Section 9. Information About Main Street Trust" and "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

  (a)
  The information under "Section 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. None of the funds are expected to be borrowed.

  (b)
  Not applicable.

  (d)
  Not applicable.

Item 8. Interest in Securities of the Subject Company.

  (a)
  The information under "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" is incorporated herein by reference.

  (b)
  The information under "Section 12. Recent Transactions in our Shares" of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        The information under "Summary Term Sheet," "Section 17. Fees and Expenses" and "Section 19. Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b)	Not applicable. The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR.

Item 11. Additional Information.

        The information under "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" and "Section 15. Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

(a)(1)	Not applicable.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(b)	None.

Item 12. Exhibits.

        The following exhibits are submitted herewith:

(a)(1)	Offer to Purchase dated April 23, 2002.
(a)(2)	Letter of Transmittal.
(a)(3)	Form of Guidelines for Substitute Form W-9.
(a)(4)	Notice of Guaranteed Delivery.
(a)(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(7)	Form of letter to shareholders dated April 23, 2002 from the President and Chief Executive Officer of Main Street Trust.
(a)(8)	Form of Question-and-Answer Brochure
(a)(9)	Press Release.
(b)	Not applicable.
(d)	Not applicable.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2002
Main Street Trust, Inc.
	By:	/s/ VAN A. DUKEMAN Van A. Dukeman President and Chief Executive Officer

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE